EXHIBIT 99.1

POET Technologies Announces Entry into Telecom Market with 100G LR4 (Long Reach) Optical Engines

TORONTO, April 22, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announced that it has completed design of a 100G LR4 (4 channel Long Reach) optical engine with a reach of 10km (kilometers) for client-side interconnects to data centers, enterprises and edge computing networks.

Of the five common types of 100G transceiver modules found within the data center, two types - CWDM4 and PSM4 are targeted at data communications up to 2km. SR4 (500m), LR4 (10km) and ER4 (40km) are the other types typically specified for 100G data communications. POET’s focus on CWDM4 and LR4 designs is based on its unique and differentiating capability to integrate a fully monolithic 4-channel multiplexing and demultiplexing functionality directly into its waveguides, avoiding the costly requirement to align and couple additional devices into a transceiver module. POET’s LR4 design converts 4 input channels of 25Gb/s electrical data into 4 LAN WDM (wavelength division multiplexing) optical signals and then multiplexes them into a single channel for 100Gb/s optical transmission along a single fiber. PSM4 and SR4 transceivers are not multiplexed and so require 4 parallel fibers, which are especially costly over distances of 2km to 10km.   Although completing separate designs for TX (transmit), RX (receive) and combination TX-RX optical engines (see accompanying link to TX-only graphic), POET intends to focus first on the TX design, which offers significant cost and performance advantages, and represents a fast go-to-market approach for the Company.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/aa40795e-d11f-49eb-b95d-d1753d5ff251

Commenting on the new POET design for 100G LR4, Vivek Rajgarhia, the Company’s President and General Manager said: “A 100G LR4 transceiver sells for about 2X to 3X the price of a 100G CWDM4 module, due to its higher complexity and performance requirements. POET’s integrated monolithic multiplexer significantly reduces the cost of the optical engine allowing us to provide a savings to customers in the range of 25%. By flip-chipping 4 DML lasers onto an Optical Interposer with inherently superior thermal management and the ability to tune the waveguides to specific center wavelengths, we are able to design an optical engine that uses 10% to 15% less power to deliver data at the same speed and over the same distance as comparable modules. Further, because of the small size of the optical engine, we anticipate seeing potential novel applications of this technology from customers. Since we have had the LR4 Optical Interposer wafers in fabrication since December, we expect to be able to deliver Alpha samples to customers in the third quarter of 2021. Deploying an LR4 design in a short time after the CWDM design exemplifies the power of our platform approach as major elements of the CWDM interposer design are reused in the LR4 derivative.”

As the standard for interconnects to long-haul networks, 100G LR4 transceivers are purchased in high volumes by telecom equipment providers and are not being replaced by 400G transceivers even as speeds in long-haul networks increase. In an April 2021 client webinar by LightCounting, shipments in 100G LR4 modules were forecasted to be essentially stable at approximately 4 million units annually from 2021 through 2026, with prices having stabilized as a result of there being no room left for cost reductions using the traditional manufacturing approach for these devices. This cost barrier and the high power consumption of current transceiver designs allows POET to provide competitive designs for this segment which represents a second large market opportunity for POET, complementing its previously announced 100G CWDM designs.

Powering these optical engines will be 25Gb/s Directly Modulated Lasers (DML) from Sanan Integrated Circuits (SAIC), which has incorporated POET’s interposer compatibility requirements into their line of LR4 DML lasers. These lasers have been independently tested and validated to operate to LR4 specifications and are already in their qualification phase. SAIC will also be sourcing the monitor photodiodes and the high-speed photodiodes which rounds out the bill of materials for the optical engine. Assembly, manufacture and sales of these optical engines will be accomplished through POET’s joint venture with SAIC, Super Photonics Xiamen (SPX). SPX has accepted delivery of the first of a kind equipment set for the assembly of optical engines based on POET’s Optical Interposer and will be actively engaged in the assembly of POET’s Alpha optical engine prototypes later this quarter. POET and SPX are working with two Alpha customers today and the design win funnel has been active with increasing demand for both standard and custom designs for LR4 optical engines.

“Beyond The Press Release”

POET Technologies goes “Beyond The Press Release” to discuss today’s news. Shareholders and other interested parties are encouraged to check back at the following link before market open on the morning of Friday April 23, 2021.
https://agoracom.com/ir/POETTechnologies/forums/discussion/topics/759484-poet-technologies-goes-beyond-the-press-release/messages/2312957#message

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075